March 2, 2020

Richard Jones
Chief Financial Officer
Mereo Biopharma Group plc
Fourth Floor
One Cavendish Place
London W1G 0QF UK

       Re: Mereo Biopharma Group plc
           Registration Statement on Form F-1
           Filed February 18, 2020
           FIle No. 333-236497

Dear Mr. Jones:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 filed February 18, 2020

Incorporation of Certain Documents by Reference, page 75

1. We note that you incorporate information by reference into your registration statement.
       However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VI.C to Form F-1. Please amend your registration statement to include all disclosure required by Form F-1, or, in the alternative, file your Form 20-F for the fiscal year ended December 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Jones
Mereo Biopharma Group plc
March 2, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Courtney Lindsay, Attorney-Adviser, at (202) 551-7237 or Joe McCann,
Legal Branch Chief, at (202) 551-6262 with any questions.



FirstName LastNameRichard Jones                            Sincerely,
Comapany NameMereo Biopharma Group plc
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